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mgolden@sidley.com

November 12, 2002

02060289

SUPPL

02 NOV 13 AM 9:14

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

By Hand

Office of International Corporate Finance
Stop 0302
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Caribbean Cement Company Limited
(the "Issuer"); File No. 82-3715

Dear Ladies and Gentlemen:

On behalf of the Issuer, we hereby furnish the following information required by Rule 12g3-2(b)(1) of the Securities Exchange Act of 1934 (the "1934 Act"):

1. List of ten largest shareholders of the Issuer as of September 30, 2002[1];
2. List of directors' shareholdings of the Issuer as of September 30, 2002;
3. List of senior managers' shareholdings of the Issuer as of September 30, 2002;
4. Consolidated unaudited financial statements for the nine months ended September 30, 2002;

We also hereby report the resignation of Dr. Aleem Mohammed as a member of the Board of Directors of the Issuer as of August 7, 2002[2].

---

[1] As required to be filed with the Jamaica Stock Exchange, under Rule 407 of the Jamaica Stock Exchange.

dlw 12/12

This information is provided with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the 1934 Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter with the messenger, who has been instructed to wait for the stamped copy.

Very truly yours,

Michael Golden

Michael D. Golden

Enclosures

cc: Cordia J. Constable (without enclosures)

[2] Notice of this resignation is required to be filed with the Registrar of Companies in accordance with the Companies Act Section 178(2) and with the Jamaica Stock Exchange.

Consolidated Unaudited Results For the Nine Months Ended 30th September, 2002

The Directors of the Caribbean Cement Company Limited Report the Consolidated Unaudited Results for the Nine Months Ended 30th September, 2002.

DIRECTORS' STATEMENT

The performance for the nine months to September 30, 2002 reflects improvements in key performance areas and culminated with profit after tax of $280M, an increase of $58M or 26% above the corresponding period last year. This improves earnings per share from 26.1 cents in September 2001 to 32.9 cents. Net cash generated by operating activities increased by $108M or 74%. These results were achieved despite a softening of the market over the last three months due to the very unfavorable weather conditions and the subsequent flooding.

Revenue increased by $310M or 12.8% over the prior year period. There continues to be improvement in operating efficiencies with operating profit moving from $357M to $475M, 32.9% better than the corresponding period in 2001.

Finance cost increased by 25%, largely as a result of foreign exchange losses. In 2002, the Jamaican dollar depreciated by approximately 4% compared with 1% in the prior year period.

Caribbean Cement Company Limited continues to be challenged by the presence of dumped cement into the Jamaican market from Indonesia, China and Egypt. In respect of Indonesian cement, the company is pursuing a review of the duties imposed by the Antidumping and Subsidies Commission.

Although sales for the last quarter have started very sluggishly, the Board of Directors is confident that the market will strengthen and that the company will continue with its trend of improved results.

Director

Director

CONSOLIDATED PROFIT & LOSS ACCOUNT

	J$' 000 Unaudited Nine Months 30th September, 2002	J$' 000 Unaudited Nine Months 30th September, 2001	J$' 000 Audited Year Ended 31st December, 2001
SALES (Cement Tonnes)	463,366	466,894	599,484
REVENUE	**2,725,651**	**2,415,952**	**3,160,402**
Operating Profit	**474,977**	**357,336**	**517,323**
Finance Cost- Net	(83,398)	(66,671)	(122,914)
Profit Before Taxation	**391,579**	**290,665**	**394,409**
Taxation	(111,508)	(68,853)	(100,567)
GROUP NET PROFIT AFTER TAXATION	**280,071**	**221,812**	**293,842**
Earnings per ordinary stock unit			
Cents - Basic & Diluted	32.9	26.1	34.5
Operating Profit/Revenue Ratio	17.4%	14.8%	16.4%

CONSOLIDATED BALANCE SHEET

	J$' 000 Unaudited As At 30th September, 2002	J$' 000 Unaudited As At 30th September, 2001	J$' 000 Unaudited As At 31st December, 2001
Non-Current Assets	2,302,665	2,360,765	2,338,791
Current Assets	1,110,104	973,068	1,043,975
Current Liabilities	(1,451,993)	(1,494,172)	(1,636,783)
Non-Current Liabilities	(101,796)	(158,721)	(81,745)
Total Net Assets	**1,858,980**	**1,680,940**	**1,664,238**
Share Capital	425,569	425,569	425,569
Reserves	648,339	356,526	368,268
Shareholders' Equity	**1,073,908**	**782,095**	**793,837**
Deferred Gain	785,072	898,845	870,401
Group Equity	**1,858,980**	**1,680,940**	**1,664,238**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY			
	J$' 000 Unaudited Nine Months Ended 30th September, 2002	**J$' 000 Unaudited Nine Months Ended 30th September, 2001**	**J$' 000 Audited Year Ended 31st December, 2001**
Balance at beginning of period (Originally Reported)	**793,837**	**615,968**	**615,968**
Prior period adjustments		(55,685)	(73,684)
Balance restated	793,837	560,283	542,284
Net Profit for period	280,071	221,812	293,842
Goodwill on acquisition of subsidiary	-	-	268
Dividends	-	-	(42,557)
Balance at end of period	**1,073,908**	**782,095**	**793,837**

CONSOLIDATED CASH FLOW STATEMENT			
	J$' 000 Unaudited Nine Months Ended 30th September, 2002	**J$' 000 Unaudited Nine Months Ended 30th September, 2001**	**J$' 000 Audited Year Ended 31st December, 2001**
Group Net Profit after Taxation	**280,071**	**221,812**	**293,842**
Adjustment for non-cash items	167,715	128,260	147,597
	447,786	350,072	441,439
Change in working capital	(192,953)	(203,557)	(144,218)
Net cash generated by operating activities	254,833	146,515	297,221
Net cash (used in) investing activities	(126,420)	(125,130)	(155,917)
Net cash generated by/(used in) financing activities	(126,414)	37,112	(139,832)
Increase in cash and short term funds	1,999	58,497	1,472
Cash and short term funds - beginning of period	(81,374)	(82,846)	(82,846)
Cash and short term funds - end of period	**(79,375)**	**(24,349)**	**(81,374)**

Notes

1. Accounting Policies

The accounting policies used in the preparation of these financial statements are consistent with those used in the audited financial statements for the year ended 31st December, 2001.

CARIBBEAN CEMENT COMPANY LIMITED
LIST OF (10) LARGEST SHAREHOLDERS
AS AT SEPTEMBER 30, 2002

NAME		NUMBER OF UNITS
1.	TCL NEVIS LIMITED	558,688,942
2.	TRINIDAD CEMENT LIMITED	71,876,497
3.	SCANCEM INTERNATIONAL (ST.LUCIA) LTD.	42,187,482
4.	SCOTIATRUST JA. TRUST & MERCHANT BANK LIMITED - ACCOUNT 542.	12,155,897
5.	ROYTRIN SECURITIES LIMITED	11,400,000
6.	NATIONAL INSURANCE FUND	6,394,833
7.	GLEANER SUPERANNUATION FUND	4,657,179
8.	MANCHESTER PENSION TRUST FUND LIMITED	4,424,375
9.	SCOJAMPEN LIMITED	3,667,468
10.	WEST INDIES TRUST COMPANY ACCOUNT 109	3,488,494

CARIBBEAN CEMENT COMPANY LIMITED
SHAREHOLDING OF DIRECTORS AS AT SEPTEMBER 30, 2002

1.	RAFAEL ANEZ	-	NIL
2.	ROLLIN BERTRAND	-	NIL
3.	HOLLIS HOSEIN	-	NIL
4.	WALTON JAMES	-	NIL
5.	YUSUFF OMAR	-	NIL
6.	PAUL STOCKHAUSEN	-	NIL
7.	BRIAN YOUNG	-	NIL

CARIBBEAN CEMENT COMPANY LIMITED

SHAREHOLDING OF SENIOR MANAGERS AS AT SEPTEMBER 30, 2002

	NAME	NO. OF UNITS
1.	FRANCIS A. HAYNES	NIL
2.	CHESTER ADAMS	9,000
3.	MAXWELL BROOKS	27,100
4.	CORDIA CONSTABLE	NIL
5.	ORVILLE HILL	NIL
6.	ALICE HYDE	NIL
7.	DERRICK ISAAC	NIL
8.	DALMAIN SMALL	1,125
9.	CYNTHIA WARMINGTON	NIL
10.	PHIL YEUNG	NIL